Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this post-effective amendment No. 1 to the Registration Statement (Form S-3) and related Prospectuses of Akebia Therapeutics, Inc. for the registration of debt securities, common stock, preferred stock, warrants, and units and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements of Akebia Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Akebia Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 1, 2022